UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-110122

CUSIP Number: U5139BAA3

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: Fiscal Year ended December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

    LBI Media Holdings, Inc.

(Full name of registrant)

    N/A

(Former name if applicable)

    1845 West Empire Avenue

(Address of principal executive office (street and number))

    Burbank, CA 91504

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LBI Media Holdings, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Annual Report”) by March 31, 2010 without incurring unreasonable effort and expense. The delay in filing is due to an ongoing restatement of certain of its previously issued financial statements relating to accounting errors in (i) the treatment of certain temporary state tax credits and (ii) the classification and valuation of certain deferred tax accounts relating to the Company’s indefinite-lived intangible assets. The company previously announced the details of this restatement in its Current Report on Form 8-K filed with the SEC on March 30, 2010. The Company expects to file the 2009 Annual Report with the SEC on or before the fifteenth calendar day following March 31, 2010.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wisdom Lu	(818)	729-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Information Regarding Forward-looking Statements

This Notification of Late Filing of Form 12b-25 contains statements which may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements concerning the Company’s intentions to restate certain of its financial statements and file its annual report within a specified time frame. These statements are based on current expectations of future events. A variety of factors could cause actual results to differ materially from the anticipated expectations expressed. Except as required by law, the Company does not undertake any obligation to update the information contained herein, which speaks only as of the date of this current report.

    LBI MEDIA HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ Wisdom Lu
Wisdom Lu Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).